Mail Stop 3561

July 19, 2005

Joel R. Jacks, Chairman and Chief Executive Officer
Federal Services Acquisition Corporation
900 Third Avenue, 33rd Floor
New York, New York 10022-4775

> **RE:** **Federal Services Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-132220**
> **Amendment Filed: June 23, 2005**

Dear Mr. Jacks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All exhibits are subject to our review. Please file or submit all of your exhibits, including the legality opinion, with your next amendment or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

2. We note your response to our prior comment 5 and your reference to the ability of existing stockholders to participate in any liquidation distribution. Our prior comment, however, did not seek information or disclosure relating to distributions in the event of liquidation. We, therefore, reissue our prior comment. Please provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context, we note that: (i) the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.46 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0011 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less than the conversion price of approximately $5.50 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. If our understanding is incorrect, please advise. We may have further comment.

3. We refer you to your supplemental submission in response to our previous comment 6. Add risk factor disclosure that incorporates the information contained in your supplemental submission and the risks stemming from the nature of the information. Specifically, identify the number of companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis, the amount escrowed to date, and whether the blank checks have engaged in the desired business combination outlined in the prospectus.

4. In the appropriate place(s) in the prospectus, please disclose the substance of your supplemental response to our prior comment 21, *i.e.*, that you will not seek to acquire one or more of the portfolio companies in which the private equity funds managed by Messrs, Jacks and Schulte have an investment interest.

Prospectus Summary

5. In response to our previous comment 8, you tell us that "CMEP has been approached periodically in the past . . . . by investment bankers and other people in the industry to consider acquiring companies in the industry in deals with values in excess of $95 million." Please disclose, in full, the dates of these discussions, the nature and substance of these discussions, and the companies

and/or acquisitions that may have been discussed. Since it appears as though you intend to rely on the information gained in these discussions -- otherwise, it is unclear why you seek to value the offering at an amount in excess of that which precluded CMEP from pursuing similar transactions -- full disclosure of this information is required. Please refer to Instruction 6 to Item 504 of Regulation S-K. In this regard, please reconcile the statements you make on page 29 where disclosure indicates you do not "have any specific merger . . . or other similar business combination under consideration and have not had any discussions, formal or otherwise with respect to such a transaction." We may have further comment.

6. We reissue a portion of our prior comment 13. Please disclose the circumstances under which CRT Capital may shorten the timeframe within which the securities may begin separate trading.

Risk Factors, page 8

7. Disclose, if true, that the agreement of the existing stockholders with the underwriter to purchase warrants in the after-market will have the effect of stabilizing the price for such warrants. In addition, discuss the impact on the market once such purchases are completed.

Proposed Business, page 31
Introduction, page 31

8. Please define your use of the term "platform company."

9. We note your revisions in response to our prior comment 10. Advise us as to the public availability of the sources cited. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its' use or adopt the information as the company's own.

10. In response to our prior comment 25, we note that you removed disclosure that served as the basis for our previous comment. Specifically, you no longer make reference to the "more attractive" companies in the federal services industry. Explain why you have removed disclosure that served as a basis for our previous comment. We may have further comment.

11. From your supplemental response to our prior comment 34, it appears that certain employees of CMLS Management will be actively assisting your operations. It further appears as though there are individuals whom maintain economic interests in your company via the holdings of FSAC Partners, LLC. In this regard, significantly expand the disclosure relating to FSAC Partners, L.L.C. In doing so, please address the financial relationships that have been established between you, CMLS Management, CM Equity Management, and FSAC Partners; the precise

business nature of CMLS Management and CM Equity Management; the extent to which management intends to utilize the resources of CMLS Management and CM Equity Management; the various players that will be associated with researching, structuring, negotiating, and finalizing any potential combination; and the manner and methods by which Messrs. Jacks and Schulte intend to distribute the securities that are held by FSAC Partners. Given that it appears as though you are installing the full operational support of CMLS and, perhaps that of CM Equity Management, to conduct your operations, please clarify for us how the operations of Federal Services Acquisition Corp, differ from that of CMLS Management or CM Equity Management, L.P. In this regard, provide a detailed legal analysis addressing the applicability of the Investment Company Act of 1940 to your proposed business. We may have further comment.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Gerald Adler, Esq. (*by facsimile*)
    212-698-3599